Filed by Royale Energy, Inc., Pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Companies:  Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
Date:  February 15, 2017
This filing relates to a proposed business
combination involving Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
SEC File No. 333-216055

Important Information for Investors and Security Holders

Royale Energy Holdings, Inc., has filed a draft registration statement (including a preliminary proxy statement/prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the final proxy statement/prospectus when it becomes available and other documents the issuer has filed with the SEC for more complete information about the merger transactions.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer will arrange to send you the prospectus if you request it by calling 619-843-7142.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

Royale Energy, Inc. (“Royale”), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Royale in respect of the proposed transaction.  Information regarding Royale’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 15, 2016, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 22, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

ROYALE TO HOLD MERGER UPDATE CONFERENCE CALL

San Diego, February 15, 2017 – Royale Energy, Inc. (“Royale”, OTCQB: ROYL) has announced today that on February 14, 2017, Royale Energy Holdings, Inc. (“Royale Holdings”), filed a registration statement on Form S-4 with the Securities and Exchange Commission for a proposed merger between Royale Holdings, Royale, and Matrix Oil Management Corporation and its affiliates. The full text of the filing can be found under the name Royale Energy Holdings, SEC File No. 333-216055.

See https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001694617  for the SEC filing.

Conference Call and Webcast on Thursday, February 16, 2017

Royale Holdings and Royale will host a conference call and webcast to discuss the transaction on Thursday February 16, 2017 at 11:00am Eastern.

Dial-in: (562) 247-8422
Access code: 276-415-062
Webinar link: https://attendee.gotowebinar.com/register/6733361210686812674

The presentation materials will be filed with the SEC by the merger parent, Royale Holdings

About Royale Energy, Inc.

Founded in 1986, Royale (OTCQB:ROYL) is an independent exploration and production company focused on the acquisition, development, and marketing of natural gas and oil. Royale Energy has its primary operations in the Sacramento and San Joaquin basins in California.

Forward Looking Statements

In addition to historical information contained herein, this news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, subject to various risks and uncertainties that could cause the company’s actual results to differ materially from those in the “forward-looking” statements. While the company believes its forward looking statements are based upon reasonable assumptions, there are factors that are difficult to predict and that are influenced by economic and other conditions beyond the company’s control. Investors are directed to consider such risks and other uncertainties discussed in documents filed by the company with the Securities and Exchange Commission.

Important Additional Information Filed With The SEC

In connection with the proposed transaction, Royale Holdings has filed with the SEC a draft registration statement on Form S-4 that includes a proxy statement that also constitutes a prospectus relating to the Royale Holdings Common Stock to be issued in connection with the proposed merger transactions The proxy statement/prospectus includes important information about Royale, Matrix, the Matrix LPs and Matrix Operator. Royale also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE FINAL REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROYALE, MATRIX AND THE PROPOSED TRANSACTION.

The information in this release is furnished by Royale in connection with the proposed acquisition by Royale Holdings of Royale and Matrix Oil Management Corporation and its affiliates, Matrix Oil Corporation, Matrix Investments, L.P., Matrix Las Cienegas Limited Partnership and Matrix Permian Investments, L.P.

Contact:
Royale Energy, Inc.
Chanda Idano- Director of Marketing & PR
619-383-6600
chanda@royl.com
http://www.royl.com